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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AFTERMARKET TECHNOLOGY CORP.
(Name of Subject Company (Issuer))

AFTERMARKET TECHNOLOGY CORP. (ISSUER)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

008318107
(CUSIP Number of Class of Securities)

JOSEPH SALAMUNOVICH
VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
ONE OAK HILL CENTER
SUITE 400
WESTMONT, ILLINOIS 60559
TELEPHONE: (630) 455-6000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

COPY TO:

BRUCE D. MEYER, ESQ.
GIBSON, DUNN & CRUTCHER LLP
333 S. GRAND AVENUE
47TH FLOOR
LOS ANGELES, CALIFORNIA 90071
TELEPHONE: (213) 229-7979

CALCULATION OF FILING FEE

TRANSACTION VALUATION* $41,556,375	AMOUNT OF FILING FEE $3,362

*
Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 2,638,500 shares of common stock, par value $0.01 per share, at the maximum tender offer price of $15.75 per share.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form of Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Tender Offer Statement on Schedule TO relates to the offer by Aftermarket Technology Corp., a Delaware corporation, to purchase up to 2,638,500 shares, or such lesser number of shares as are properly tendered, of its common stock, $0.01 par value per share, at a price not greater than $15.75 nor less than $13.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Aftermarket's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2003 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, is incorporated herein by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 12. EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated December 16, 2003.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Stockholders, dated December 16, 2003.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Notice of Guaranteed Delivery.
(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(i)	Press Release, dated December 16, 2003, Aftermarket Technology Corp. Announces Commencement of Its Modified Dutch Auction Tender Offer.
(a)(5)(ii)	Summary Advertisement.
(d)(1)	Stock Purchase Agreement, dated December 15, 2003, by and among Aurora Equity Partners L.P., Aurora Overseas Equity Partners I, L.P. and Aftermarket Technology Corp.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2003	AFTERMARKET TECHNOLOGY CORP.
	By:	/s/ MICHAEL T. DUBOSE
		Name:	Michael T. DuBose
		Title:	Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase, dated December 16, 2003.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Stockholders, dated December 16, 2003.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Notice of Guaranteed Delivery.
(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(i)	Press Release, dated December 16, 2003, Aftermarket Technology Corp. Announces Commencement of Its Modified Dutch Auction Tender Offer.
(a)(5)(ii)	Summary Advertisement.
(d)(1)	Stock Purchase Agreement, dated December 15, 2003, by and among Aurora Equity Partners L.P., Aurora Overseas Equity Partners I, L.P. and Aftermarket Technology Corp.

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